UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

JUMIA TECHNOLOGIES AG
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

48138M105**
(CUSIP Number)

April 15, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 48138M105		Page 2 of 10
1	NAMES OF REPORTING PERSONS
Atlas Countries Support S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,005,054

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,005,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 156,816,494 Ordinary Shares outstanding after the Issuer’s initial public offering as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed by the Issuer on April 15, 2019, a concurrent private placement, the issuance of the anti-dilution shares and full exercise of the underwriters’ option to purchase additional American Depositary Shares representing the Ordinary Shares in the Issuer’s initial public offering.

SCHEDULE 13G
CUSIP No. 48138M105		Page 3 of 10
1	NAMES OF REPORTING PERSONS
Orange Middle East and Africa S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,005,054

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,005,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 156,816,494 Ordinary Shares outstanding after the Issuer’s initial public offering as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed by the Issuer on April 15, 2019, a concurrent private placement, the issuance of the anti-dilution shares and full exercise of the underwriters’ option to purchase additional American Depositary Shares representing the Ordinary Shares in the Issuer’s initial public offering.

SCHEDULE 13G
CUSIP No. 48138M105		Page 4 of 10
1	NAMES OF REPORTING PERSONS
Orange Participations S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,005,054

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,005,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 156,816,494 Ordinary Shares outstanding after the Issuer’s initial public offering as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed by the Issuer on April 15, 2019, a concurrent private placement, the issuance of the anti-dilution shares and full exercise of the underwriters’ option to purchase additional American Depositary Shares representing the Ordinary Shares in the Issuer’s initial public offering.

SCHEDULE 13G
CUSIP No. 48138M105		Page 5 of 10
1	NAMES OF REPORTING PERSONS
Orange S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,005,054

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,005,054

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,005,054

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.7% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Calculated based on 156,816,494 Ordinary Shares outstanding after the Issuer’s initial public offering as disclosed in the Issuer’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, filed by the Issuer on April 15, 2019, a concurrent private placement, the issuance of the anti-dilution shares and full exercise of the underwriters’ option to purchase additional American Depositary Shares representing the Ordinary Shares in the Issuer’s initial public offering.

SCHEDULE 13G
CUSIP No. 48138M105		Page 6 of 10
Item 1(a).	Name of Issuer:
Jumia Technologies AG

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Charlottenstraße 4
10969 Berlin, Germany

Item 2(a).	Name of Person Filing:
Atlas Countries Support S.A.
Orange Middle East and Africa S.A.
Orange Participations S.A.
Orange S.A.

Item 2(b).	Address or Principal Business Office or, if none, Residence:
c/o Atlas Countries Support S.A.
Avenue du Bourget 3
1140 Brussels, Belgium

Item 2(c).	Citizenship:
Please refer to Item 4 on each cover sheet for each Reporting Person.

Item 2(d).	Title of Class of Securities:
American Depositary Shares representing Ordinary Shares, no par value

Item 2(e).	CUSIP Number:
48138M105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐ Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐ Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following : ☐

SCHEDULE 13G
CUSIP No. 48138M105		Page 7 of 10
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SCHEDULE 13G
CUSIP No. 48138M105		Page 8 of 10
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2019
Date

ATLAS COUNTRIES SUPPORT S.A.

By:	/s/ Johan Van den Cruijce
Signature

Johan Van den Cruijce / Managing Director
Name/Title

ORANGE MIDDLE EAST AND AFRICA S.A.

By:	/s/ Alioune Ndiaye
Signature

Alioune Ndiaye / Chief Executive Officer
Name/Title

ORANGE PARTICIPATIONS S.A.

By:	/s/ Johan Van den Cruijce
Signature

Johan Van den Cruijce / Managing Director
Name/Title

ORANGE S.A.

By:	/s/ Ramon Fernandez
Signature

Ramon Fernandez / CEO Delegate in charge of Group Finance
Name/Title

SCHEDULE 13G
CUSIP No. 48138M105		Page 9 of 10
EXHIBIT A

Pursuant to the instructions in Item 7 of Schedule 13G, the following lists the identity and Item 3 classification of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.

Atlas Countries Support S.A. - CO
Orange Middle East and Africa S.A. - CO
Orange Participations S.A. - CO
Orange S.A. - CO

This Schedule is filed by Orange S.A. as parent holding company of certain holding companies. Atlas Countries Support S.A. is owned by Orange Middle East and Africa S.A. Orange Middle East and Africa S.A. is owned by Orange Participations S.A. Orange Participations S.A. is owned by Orange S.A.

SCHEDULE 13G
CUSIP No. 48138M105		Page 10 of 10
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: April 25, 2019

ATLAS COUNTRIES SUPPORT S.A.

By:	/s/ Johan Van den Cruijce
Signature

Johan Van den Cruijce / Managing Director
Name/Title

ORANGE MIDDLE EAST AND AFRICA S.A.

By:	/s/ Alioune Ndiaye
Signature

Alioune Ndiaye / Chief Executive Officer
Name/Title

ORANGE PARTICIPATIONS S.A.

By:	/s/ Johan Van den Cruijce
Signature

Johan Van den Cruijce / Managing Director
Name/Title

ORANGE S.A.

By:	/s/ Ramon Fernandez
Signature

Ramon Fernandez / CEO Delegate in charge of Group Finance
Name/Title